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                      CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the use in the Statement of Additional Information constituting part of this Pre-Effective Amendment No. 1 to the registration statement on Form N-1A (the "Registration Statement") of our report dated February 26, 1999, relating to the statements of assets and liabilities and of operations of SunAmerica Strategic Investments Series, Inc. Tax
Managed Equity Fund, which appears in such Statement of Additional Information, and to the incorporation by reference of our report into the Prospectus which constitutes part of this Registration Statement. We also consent to the reference to us under the heading "Additional Information -- Independent Accountants and Legal Counsel" in such Statement of Additional Information.

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, New York
February 26, 1999